EXHIBIT C

CONFIDENTIAL         Execution Version

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 12th day of March, 2019, by and between Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted limited liability company (“Seller”), and Cove Key Bluescape Holdings LP, a Delaware limited partnership (“Purchaser”).

WHEREAS, Seller owns 26,923,017 issued and outstanding common shares (the “Common Shares”) of TransAlta Corporation (the “Company”);

WHEREAS, on March 6, 2019, Seller, Purchaser and Bluescape Energy Partners LLC entered into a Cooperation Agreement (the “Cooperation Agreement”) pursuant to which Seller and Purchaser shall coordinate certain efforts with respect to the proposal of certain actions relating to the Company; and

WHEREAS, in connection with the transactions contemplated by the Cooperation Agreement, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, 6,591,154 Common Shares (the “Shares”), all upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements hereinafter set forth, and intending to be legally bound, Seller and Purchaser hereby agree as follows:

1.	PURCHASE AND SALE.
Seller is hereby selling to Purchaser, free and clear of all liens and other encumbrances (other than as set forth herein), and Purchaser is hereby purchasing from Seller, the Shares at a purchase price of U.S. six dollars and six and nine-tenths of one cent (US$6.069) per share for a total purchase price of US$40,000,000 (the “Purchase Price”).

2.	CLOSING.
Concurrently herewith, (a) Purchaser will pay the Purchase Price by wire transfer of immediately available funds to Seller’s bank account communicated by Seller to Purchaser, and (b) Seller will cause the Shares to be delivered to Purchaser to a book entry account designated by Purchaser, or in such other manner as agreed to in writing by the parties hereto.

3.	REPRESENTATIONS AND WARRANTIES
3.1.	Purchaser’s Representations and Warranties. Purchaser hereby acknowledges, represents and warrants to, and agrees with, Seller, as of the date hereof, as follows:
3.1.1.	Purchaser has all necessary right, power and authority to enter into this Agreement and to purchase the Shares pursuant hereto.

3.1.2.
Purchaser is a Delaware limited partnership, duly established, validly existing and, insofar as such concept exists under its jurisdiction of formation, with full power and authority under its organizational documents and otherwise to enter into and perform its obligations pursuant to this Agreement and to enter into and consummate all transactions in connection herewith.  The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite partnership action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms.

3.1.3.	Purchaser is an accredited investor (as defined in Rule 501 of Regulation D promulgated under the U.S. Securities Act of 1933, as amended (the “Act”)).
3.1.4.
Purchaser acknowledges and agrees that Seller is not making any representations with respect to the Company other than as expressly set forth in Section 3.2.3 with respect to the Shares.  Purchaser has had the opportunity to review all publicly available filings of the Company.

3.1.5.
Purchaser is knowledgeable, sophisticated and experienced in business and financial matters, fully understands the limitations on transfer described in this Agreement, and is able to bear the economic risk of holding the Shares for an indefinite period and is able to afford the complete loss of its investment in the Shares.

3.1.6.
The execution, delivery and performance by Purchaser of this Agreement does not and will not (a) violate, conflict with or result in the breach of any provision of Purchaser’s certificate of limited partnership and limited partnership agreement (or similar organizational documents), (b) conflict with or violate any law or governmental order applicable to Purchaser or its respective assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by this Agreement.

3.1.7.
No prior authorization, consent or approval of any government body, authority or agency is required to be obtained by Purchaser in order for Purchaser to purchase the Shares on the terms and conditions and for the consideration herein set forth.

3.1.8.
Purchaser represents and warrants to Seller that, other than the existence of the Cooperation Agreement and the actions contemplated thereby, Purchaser is not aware or in possession of any non-public fact or circumstance that could reasonably be deemed to be material or, if made public, would or might reasonably be expected to have a significant effect upon the market price or value of the Shares or other securities of the Company.

3.1.9.
Purchaser has sufficient immediately available funds to pay the Purchase Price and all other amounts payable pursuant to this Agreement or otherwise necessary to consummate all the transactions contemplated hereby and thereby.

3.1.10.
There is no investment banker, broker, finder or other similar intermediary who has been retained by or on behalf of Purchaser or its affiliates who might be entitled to any fee, commission or other payment from Purchaser or its affiliates or the Company upon or as a result of the consummation of the transactions contemplated by this Agreement.

3.1.11.
There is no action, lawsuit, arbitration, claim or proceeding pending or, to Purchaser’s knowledge, threatened, against Purchaser that, individually or in the aggregate, could reasonably be expected to materially and adversely affect any action taken or to be taken by Purchaser under this Agreement.

3.2.	Seller Representations and Warranties.
Seller represents and warrants to Purchaser as follows:
3.2.1.
Seller has all necessary right, power and authority to enter into this Agreement and to sell the Shares to be sold pursuant hereto, and upon payment thereof as provided herein, Purchaser will acquire good and valid title thereto, free and clear of any liens, encumbrances, equities or claims (other than as set forth in this Agreement).

3.2.2.
Seller is an exempted limited liability company, duly-established, validly existing and, insofar as such concept exists under its jurisdiction of formation, with full power and authority under its organizational documents and otherwise to enter into and perform its obligations pursuant to this Agreement and to enter into and consummate all transactions in connection herewith.  The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite company action on the part of Seller.  This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms.

3.2.3.
Seller owns all right, title and interests (legal and beneficial) in and to the Shares free and clear of all liens other than restrictions under federal and state securities laws, and is able to (and will) procure the transfer of the legal and beneficial interest in the Shares to be sold by Seller.  Upon delivery of the Shares to Purchaser and payment to Seller of the Purchase Price, Purchaser will acquire good, valid and marketable title to the Shares free and clear of all liens other than restrictions under federal and state securities laws.

3.2.4.
No prior authorization, consent or approval of any government body, authority or agency is required to be obtained by Seller in order for Seller to sell the Shares on the terms and conditions and for the consideration herein set forth.

3.2.5.
There is no investment banker, broker, finder or other similar intermediary who has been retained by or on behalf of Seller or its affiliates who might be entitled to any fee, commission or other payment from Purchaser or its affiliates or the Company upon or as a result of the consummation of the transactions contemplated by this Agreement.

3.2.6.
Seller represents and warrants to Purchaser that, other than the existence of the Cooperation Agreement and the actions contemplated thereby, Seller is not aware or in possession of any non-public fact or circumstance that could reasonably be deemed to be material or, if made public, would or might reasonably be expected to have a significant effect upon the market price or value of the Shares or other securities of the Company.

3.2.7.
The execution, delivery and performance by Seller of this Agreement does not and will not (a) violate, conflict with or result in the breach of any provision of Seller’s memorandum and articles of association (or similar organizational documents), (b) conflict with or violate any law or governmental order applicable to Seller or its respective assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Seller is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by this Agreement.

3.2.8.
There is no action, lawsuit, arbitration, claim or proceeding pending or, to Seller’s knowledge, threatened, against Seller that, individually or in the aggregate, could reasonably be expected to materially and adversely affect (i) the Securities, or (ii) any action taken or to be taken by Seller under this Agreement.

4.	MISCELLANEOUS
4.1.
Entire Agreement. This Agreement and the Cooperation Agreement contains the entire agreement of the parties, and there are no representations, covenants or other agreements except as stated or referred to herein.

4.2.
Applicable Law. This Agreement shall in all respects be construed, governed, applied and enforced with the laws of the State of New York without giving effect to the principles of conflicts of laws. The parties hereto hereby consent to and irrevocably submit to personal jurisdiction by the applicable State or Federal Courts sitting in New York County, New York in any action or proceeding, irrevocably waive trial by jury and personal service of any and all process and other documents and specifically consent that in any such action or proceeding, any service of process may, without limitation, be effectuated by certified mail, return receipt requested.

4.3.
Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

4.4.	Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their successor, assigns, heirs, executors and administrators.
4.5.
Survival of Representations. All representations, warranties and agreements made by the parties in this Agreement or made in writing pursuant hereto, or in any certificate delivered pursuant hereto shall survive the consummation of the transactions contemplated hereby, regardless of any investigation at any time made by or on behalf of any of the parties.

4.6.
Expenses.  Except as otherwise stated herein and as otherwise provided in the Cooperation Agreement, each party will be responsible for its own costs and expenses in connection with transactions contemplated by this Agreement.

4.7.
Modification. This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof, supersedes all existing agreements between them concerning such subject matter. This Agreement may be modified only by a written instrument duly executed by the party to be charged.

4.8.
Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or delivered against receipt of the party to whom it is to be given at the address of such party set forth on the signature page (or to such address as the party shall have furnished in writing in accordance with the provisions of this Section 4.7).  Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party’s address which shall be deemed given at the time of receipt thereof.

4.9.
Separability. If any provision of this Agreement is invalid, illegal or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstance.

4.10.
No Reliance on Other Parties. Seller and Purchaser have each carefully reviewed the public filings of the Company with the Securities and Exchange Commission and Canadian securities regulators, and such other information that it and its advisers deem necessary to make its decision to enter into the transactions contemplated hereby.  Each party has made its own decision to consummate the transactions contemplated under this Agreement based on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary.  Seller and Purchaser have each made its respective own decision concerning the transactions without reliance on any representation or warranty of, or advice from, the other parties to this Agreement, except for those representations and warranties expressly contained in this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth in the heading hereof.

PURCHASER:

COVE KEY BLUESCAPE HOLDINGS LP

By: /s/ Jeff Coviello_______________
Name: Jeff Coviello
Title: Managing Member

Address for Notice:

c/o Cove Key Management LP
5847 San Felipe Street
Houston, Texas 77057

with a copy to:

c/o Bluescape Energy Partners LLC
200 Crescent Court, Suite 1900
Dallas, Texas 75201

SELLER:

MANGROVE PARTNERS MASTER FUND, LTD.

By: MANGROVE PARTNERS,
       as Investment Manager

By: /s/ Ward Dietrich_________
Name: Ward Dietrich
Title: Authorized Person

Address for Notice:

c/o Maples Corporate Services Limited
PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands